Answers Corporation
237 West 35th Street
New York, NY 10001

July 27, 2009

      VIA FACSIMILE AND EDGAR

United States Securities
 and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
    Attention:  Matthew Crispino

Re:          Answers Corporation
Registration Statement on Form S-3
File No. 333-159968

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Answers Corporation (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 9:00 a.m., Eastern Daylight Time, on Tuesday, July 28, 2009, or as soon thereafter as possible.  The Company acknowledges that: 1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; 2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and 3) the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ANSWERS CORPORATION

By:  /s/ Caleb A. Chill

Name: Caleb A. Chill
Title:   VP-General Counsel &
Corporate Secretary